SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ADAGIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Ajay Royan

Mithril II LP

c/o Mithril Capital Management

600 Congress Avenue, Suite 3100

Austin, TX 78701

(512) 717-3770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II (as defined in Item 2(a) of the Original 13D). Mithril II UGP (as defined in Item 2(a) of the Original 13D) is the general partner of Mithril II GP (as defined in Item 2(a) of the Original 13D), which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors (the “Board”), is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in its annual report on Form 10-K filed with the Commission (as defined in the Original 13D) on March 31, 2022 (the “Form 10-K”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Mithril II UGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Ajay Royan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Peter Thiel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,241,580 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,241,580 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,580 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan, a member of the Issuer’s board of directors, is the sole managing member of Mithril II UGP. Peter Thiel and Ajay Royan are the members of the investment committee of Mithril II GP. The investment committee makes all investment decisions with respect to shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

Explanatory Note.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on August 20, 2021, as amended on March 30, 2022 (as so amended through March 30, 2022, the “Original 13D”, and together with this Amendment No. 2, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original 13D and any supplements thereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as set forth below.

“Following the date of Amendment No. 1, on April 11, 2022, the Reporting Persons, the Participating Stockholders (as defined below) and the Nominees (collectively, the “Participants”) filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), in connection with the potential solicitation of proxies in favor of the election of the Nominees as Class I directors at the 2022 Annual Meeting.

Also following the date of Amendment No. 1, the Reporting Persons, along with M28, Adimab, Polaris and Population Health (collectively, the “Participating Stockholders”) engaged in discussions with the Issuer’s Board regarding a potential settlement. The Reporting Persons and the Participating Stockholders proposed terms including, among other things, the departure of directors René Russo, Tom Heyman, Anand Shah, Howard Mayer and Michael Wyzga from the Board, the addition of the Nominees to the Board as Class III directors, the re-nomination of Mr. Royan to the Board and a reduction in the size of the Board. This proposal was rejected by a special committee of the Board that was formed on or about April 8, 2022 (the “Committee”).

On April 17, 2022, the Committee offered to nominate the Nominees for election to the Board at the 2022 Annual Meeting in exchange for a standstill, a liability waiver and a non-disparagement undertaking. On April 19, 2022, Mithril II and the Participating Stockholders made a counterproposal to the Committee’s April 17, 2022 proposal, which among other things modified the Committee’s proposal to provide for greater stockholder protections, including by proposing to declassify the Board at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and encourage Board consensus through supermajority decision-making. The Committee informed Mr. McGuire (a director of the Issuer who is also a Participant) on April 20, 2022 that it had considered and rejected such counterproposal, including the idea of providing greater stockholder accountability through a declassification of the Board. As of the date hereof, Mithril II and the Participating Stockholders have been unable to reach an agreement with the Board in respect of the foregoing matters.

On April 25, 2022, Mithril II mailed to the Issuer a further supplement to the Notice, notifying the Issuer that Mithril II intended to propose an advisory, non-binding stockholder resolution that the Board take all necessary actions to cause the Board to be declassified in advance of the 2023 Annual Meeting, such that the term of each Board member expires at the 2023 Annual Meeting, and that any director elected to the Board at or after the 2023 Annual Meeting be elected on an annual basis (the “Declassification Proposal”).

Also on April 25, 2022, (i) Mithril II and the Participating Stockholders reached an agreement, memorialized in an email on that same date, to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting and (ii) the Participants filed a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”), including both the proposal that the Nominees be elected as Class I directors and the Declassification Proposal. The Participants intend to solicit proxies in favor of both the election of the Nominees and the approval of the Declassification Proposal at the 2022 Annual Meeting.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as set forth below:

“On April 25, 2022, Mithril II and the Participating Stockholders reached an agreement, memorialized in an email on that same date, to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting.

The information set forth in Item 4 and Exhibit 7 of Amendment No. 2 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 7:	Email memorializing the agreement reached among Mithril II, M28, Polaris, Adimab and Population Health (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022

MITHRIL II LP

By:	Mithril II GP LP
Its:	General Partner
By: Its:	Mithril II UGP LLC General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II GP LP

By:	Mithril II UGP LLC
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

MITHRIL II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel